October 6, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dillon Hagius and Joe McCann

Re:	Aeglea BioTherapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on August 8, 2023
File No. 001-37722

Dear Dillon Hagius and Joe McCann:

On behalf of Aeglea BioTherapeutics, Inc. (the “Company”), this letter responds to the oral comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided to the Company on August 28, 2023 regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed on August 8, 2023. The Staff’s comments are set forth below, followed by the Company’s responses. For ease of reference, the headings and numbered paragraphs below correspond to the Staff’s oral comments. The Company’s responses are set forth in ordinary type below the Staff’s comments, which are set forth in bold type. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

General

1.	Please include a section in the Proxy Statement that describes the tax consequences of the Spyre acquisition and the issuance of the contingent value rights to the Company’s stockholders.

In response to the Staff’s comment, the Company has added disclosure on pages 14-16 of the Amendment to provide additional discussion with respect to the material U.S. federal tax considerations of the Spyre acquisition and the issuance of the contingent value rights to the Company’s stockholders.

U.S. Securities and Exchange Commission

October 6, 2023

2.	Please provide a written response as to why the disclosures required by Items 401-404 of Regulation S-K were excluded from the Proxy Statement.

In response to the Staff’s comment, the Company respectively submits the following:

•

Items 401 and 404 of Regulation S-K (“Items 401 and 404”): The disclosures required by Items 401 and 404 were excluded from the Proxy Statement in compliance with Item 7 of Schedule 14A as the Company is not undertaking any action with respect to the election of directors at the Special Meeting of Stockholders.

•	Item 402 of Regulation S-K: In response to the Staff’s comment, the Company has added disclosure on pages 102-113 of the Amendment under the new heading “Executive Compensation.”

•	Item 403 of Regulation S-K (“Item 403”): The disclosures required by Item 403 are included under the heading “Principal Stockholders” on page 113 of the Proxy Statement.

3.

Please provide additional disclosure with respect to the Company’s plans for the allocation of the proceeds from the PIPE transaction and the Company’s cash on hand, similar to the disclosures required for an initial public offering pursuant to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on pages 60 and 61 of the Amendment to provide additional discussion on its use of proceeds from the PIPE transaction and the Company’s cash on hand.

If you have any questions regarding the Amendment or the response set forth above, please do not hesitate to call me at (415) 393-4631.

Sincerely,

/s/ Branden C. Berns

Branden C. Berns

cc:	Cameron Turtle, Aeglea BioTherapeutics, Inc.
Scott Burrows, Aeglea BioTherapeutics, Inc.
Heidy King-Jones, Aeglea BioTherapeutics, Inc.
Jonathan Campbell, Aeglea BioTherapeutics, Inc.
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Melanie E. Neary, Gibson, Dunn & Crutcher LLP

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